Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 333-155979

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ESI with the Securities and Exchange Commission under cover of Form 8-K on October 16, 2008, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008 and the amendment to Zygo’s annual report (Form 10-K/A) filed with the SEC on October 27, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement/prospectus.

Brian Smith

ESI

503-672-5760

ESI RECEIVES NOTICE THAT ZYGO CORPORATION BOARD HAS

WITHDRAWN ITS RECOMMENDATION IN FAVOR OF PROPOSED MERGER

PORTLAND, ORE.—Jan. 21, 2009—Electro Scientific Industries, Inc. (NASDAQ:ESIO), a leading provider of world-class photonic and laser microengineering systems, announced that Zygo Corporation has notified ESI that the board of directors of Zygo has withdrawn its recommendation in favor of the previously announced merger agreement with ESI.

ESI is surprised and disappointed by the Zygo Board’s decision. ESI does not agree with the Zygo Board’s conclusion, and is evaluating its alternatives under the merger agreement.

About ESI

ESI is a pioneer and leading supplier of world-class production laser systems that help its microelectronics customers achieve compelling yield and productivity gains. The company’s industry-leading, application-specific products enhance electronic-device performance in three key sectors—semiconductors, components and electronic interconnect—by enabling precision fine-tuning of device micro-features in high-volume manufacturing environments. Founded in 1944, ESI is headquartered in Portland, Ore. More information is available at www.esi.com.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008 and the amendment to Zygo’s annual report (Form 10-K/A) filed with the SEC on October 27, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement/prospectus.